SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

THIRD QUARTER 2012 RESULTS

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7758-5838
vfueyo@homex.com.mx
Ernesto Victoria
Investor Relations Manager
+5266-7758-5800 ext.5852
ernesto.victoria@homex.com.mx

HOMEX

HOMEX REPORTS SIGNIFICANT SALES AND EARNINGS INCREASES IN 3Q12

Total Revenues Increased 31.4 % and Mexican Housing Revenues Increased 17.6 % Q-O-Q: Adjusted EBITDA Gains 34.4%; Quarterly Positive Free Cash Flow, Net of Penitentiary Project Payments and FX, Ps.361 million or US$ 28 million

Culiacan Mexico, October 23th, 2012—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Third Quarter ended September 30, 20121.

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, the Company has adopted  IFRS as issued by the International Accounting Standards Boards (“IASB”). Please refer to page 18 for a detailed description of the transition.

Financial Highlights

•           Total revenue for the third quarter of 2012 increased 31.4 percent to Ps.7.5 billion (US$583 million) from Ps.5.7 billion (US$443 million) for the same period in 2011. During the third quarter, the Company recognized Ps.2.0 billion (US$159 million) of revenues from its penitentiary construction projects with the federal government. Mexico housing revenues were Ps.5.1 billion, up 17.6 percent when compared to Ps.4.4 billion registered during the second quarter of 2012.

•           Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,759 million (US$137  million), a 34.4 percent increase from the Ps.1,309 million (US$102  million) reported in the third quarter of 2011. Adjusted EBITDA margin increased 53 basis points to 23.5 percent in the third quarter of 2012 from 23.0 percent in the third quarter of 2011.

•           Net income (adjusted for non-cash, foreign exchange (FX) effects) for the third quarter of 2012 was Ps.577 million (US$45 million) reflecting a  7.7 percent margin in the third quarter of 2012 compared to Ps.559 million (US$44 million)  and a margin of 9.8 percent reported in the same period  in 2011. Earnings per Share adjusted for non-cash foreign exchange (FX) effects during the third quarter of 2012 increased 3.1 percent to Ps.1.72 compared to Ps.1.67 during the third quarter of 2011.

•           Average selling price for all homes in Mexico during the third quarter of 2012 increased by 3.7 percent to Ps.409 thousand when compared to Ps.394 thousand during the same period a year ago. Home prices in

 1Unless otherwise noted, all monetary figures in the tables are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS). Third quarter 2012  and 2011 figures are presented without recognizing the effects of inflation per the application of IAS-29 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.12.8521 per US$1.00. Third quarter and nine-months accumulated 2012 and 2011 financial information is unaudited and subject to adjustments.

Percentage change expressed in basis points is provided for the convenience of the reader. Basis points figures may not match, due to rounding.

Brazil increased by 16.7 percent to Ps.646 thousand as of the third quarter of 2012 from Ps.553 thousand during the third quarter of 2011.

•           As of September 30, 2012, on a consolidated basis and including the penitentiary construction projects, Homex generated a negative free cash flow of Ps.5.3 billion  (US$409 million) primarily because  construction in progress at these projects is required by IFRS to be recognized as accounts receivable. Homex’ free cash flow (FCF) generation without including the penitentiary projects and adjusted for non-cash items and the recognition of the partnership acquisition from one of the penitentiary projects was negative at Ps.522 million (US$41 million). On a quarterly basis, Homex generated positive FCF of Ps. 361 million( US$28 million), from a negative balance of Ps.883 million (US$69 million) registered on June 30, 2012.

FINANCIAL AND OPERATING HIGHLIGHTS					NINE MONTHS
Thousands of pesos	3Q'12 Thousands U.S dollars (Convenience Translation)	3Q'12 Thousands of pesos	3Q'11	Chg % and bps	2012 Thousands U.S Dollars (Convenience Translation)	2012	2011	Chg % and bps
Volume (Homes)	12,546	12,546	13,271	-5.5%	32,438	32,438	37,141	-12.7%
Revenues	$582,586	$7,487,452	$5,699,098	31.4%	$1,598,778	$20,547,652	$15,287,133	34.4%
Housing revenues	$399,628	$5,136,056	$5,269,621	-2.5%	$1,026,241	$13,189,353	$14,248,430	-7.4%
Cost	$436,420	$5,608,910	$4,064,707	38.0%	$1,167,917	$15,010,181	$10,798,445	39.0%
Capitalization of Comprehensive Financing Costs (CFC)	$27,940	$359,092	$247,300	45.2%	$66,187	$850,639	$675,404	25.9%
Gross profit	$146,166	$1,878,542	$1,634,391	14.9%	$430,861	$5,537,472	$4,488,689	23.4%
Gross profit adjusted for capitalization of CFC	$174,106	$2,237,633	$1,881,690	18.9%	$497,048	$6,388,110	$5,164,093	23.7%
Operating income	$100,977	$1,297,770	$947,227	37.0%	$280,404	$3,603,787	$2,433,867	48.1%
Operating income adjusted for capitalization of CFC	$128,918	$1,656,862	$1,194,527	38.7%	$346,591	$4,454,425	$3,109,271	43.3%
Interest expense, net (a)	$25,168	$323,460	$355,631	-9.0%	$77,246	$992,772	$924,759	7.4%
Net income	$38,480	$494,555	$180,382	174.2%	$139,344	$1,790,864	$1,023,943	74.9%
Net Income adjusted for FX	$44,890	$576,927	$559,409	3.1%	$137,969	$1,773,197	$1,419,386	24.9%
Adjusted EBITDA (b)	$136,877	$1,759,162	$1,308,764	34.4%	$370,633	$4,763,407	$3,384,936	40.7%
Gross margin	25.1%	25.1%	28.7% -	359	26.9%	26.9%	29.4% -	241
Gross margin adjusted for capitalization of CFC	29.9%	29.9%	33.0% -	313	31.1%	31.1%	33.8% -	269
Operating margin	17.3%	17.3%	16.6%	71	17.5%	17.5%	15.9%	162
Operating margin adjusted for capitalization of CFC	22.1%	22.1%	21.0%	117	21.7%	21.7%	20.3%	134
Adjusted EBITDA margin	23.5%	23.5%	23.0%	53	23.2%	23.2%	22.1%	104
Net Income margin adjusted for FX	7.7%	7.7%	9.8% -	211	8.6%	8.6%	9.3% -	66
Earnings per share in Ps.		1.48	0.54			5.35	3.06
Earnings per share in Ps. adjusted for FX		1.72	1.67			5.30	4.24
Earnings per ADR presented in US$ (c)	0.69		0.25		2.50		1.43
Earnings per ADR presented in US$ adjusted for FX	0.80		0.78		2.47		1.98
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7		334.7	334.7	334.7
Accounts receivable days (d)						62	32
Housing Accounts receivable days						42	22
Inventory days						775	737
Accounts payable days ( e)						126	113
Working Capital Cycle (WCC) days (f)						711	656

a)     Including interest expense recognized in Cost of Good Sold  ( COGS ) andComprehensive Financing Costs(CFC); not including interest expense from the penitentiary construction projects.

b)     Adjusted EBITDA is not a financial measure computed under IFRS. Adjusted EBITDA as derived from IFRS financial information means net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized to land balances, that is subsequently charged to cost of sales and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for  a reconciliation of net income to Adjusted EBITDA for the third quarter and nine-months accumulated of  2012 and 2011.

c)     US$ values estimated using an exchange rate of Ps.12.8521 per US$1.00 as of September 30, 2012.  Common share/ADR ratio: 6:1.

d)     Accounts receivable not including receivables from the penitentiary construction projects.

e)     Accounts payable not including payables related to the penitentiary construction projects.

f)      WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects.

Commenting on third quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

 “During the third quarter of 2012, we saw an important improvement at our Mexican operations, as we started to witness a more accelerated rhythm of collections, leaving behind the administrative delays that we faced during the first half of the year in relation to the Registro Unico de Vivienda (RUV) and compliance with the new sustainability regulations among other requirements that were integrated into the mortgage approval process, principally with INFONAVIT. During the quarter, in México, we titled 12,517 homes, an increase of 13.1 percent when compared to the 11,070 units that we titled during the second quarter of 2012.  This quarterly positive result gives us confidence in our ability to meet our 2012 adjusted guidance for Mexico.”

“At our infrastructure division, on an accumulated basis as of September 30, 2012, we have recognized Ps.6.0 billion, which represents an advance of approximately 68 percent of completion of these projects. The delivery of both projects is on target and still scheduled for the fourth quarter of this year, as technology, equipment and finishing will be installed during this last stage of construction.”

“In Brazil, we continue to face a challenging environment mainly in relation to the administrative procedures with notary publics. As a result of this, we have continued to reduce our investments in construction in progress, resulting in a lower level of operations, but importantly also reducing our rate of investment in the country.”

 “As a result of a recovery from the administrative delays that we faced during the first half of the year in Mexico, and based on our third quarter performance and continued cost containment efforts, we do expect a strong fourth quarter, and we remain confident that we have made the right strategic decisions to meet our revenue growth, EBITDA and Cash Flow Guidance,” he concluded.

Operating Results

Titled volume. During the third quarter of 2012, titled home volume totaled 12,546 homes, a decrease of 5.5 percent compared to the third quarter of 2011, mainly driven by a 9.3 percent decline in Affordable Entry-level (AEL) collected units in Mexico. This decline continues to reflect a lower level of collections as a result of the administrative delays related to the Housing Registry System (RUV), approval delays resulting from compliance with new sustainability requirements of CONAVI, and additional requirements that were integrated into the mortgage approval process, primarily with INFONAVIT. During the third quarter of 2012, homes sold in the AEL segment in Mexico accounted for 11,208 or 89.3 percent of total titled volume compared to 12,354 or 93.1 percent for the same period in the previous year.  Middle-income volume in the third quarter of 2012 increased 98.3 percent to 1,309 homes from 660 homes during the third quarter of 2011, as a result of a low base comparison during the same period a year ago. Middle income volume represented 10.4 percent of total titled volume during the third quarter of 2012, an increase of 546 basis points when compared to 5.0 percent represented by this segment during the third quarter of 2011.

During the third quarter of 2012, the Company’s AEL homes titled in Brazil totaled 29 units compared to 257 units titled during the third quarter of 2011. During the third quarter of 2012, homes titled in Brazil represented 0.2 percent of Homex’ total volume titled.

VOLUME						Nine Months
	3Q'12	% of Total	3Q'11	% of Total	Change 3Q12 / 3Q11	2012	% of Total	2011	% of Total	Change 12/11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	11,208	89.3%	12,354	93.1%	-9.3%	29,041	89.5%	34,264	92.3%	-15.2%
Middle income (above 11 times MW*)	1,309	10.4%	660	5.0%	98.3%	3,230	10.0%	2,110	5.7%	53.1%
Total Mexico	12,517	99.8%	13,014	98.1%	-3.8%	32,271	99.5%	36,374	97.9%	-11.3%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	29	0.2%	257	1.9%	-88.7%	167	0.5%	767	2.1%	-78.2%
Total volume	12,546	100.0%	13,271	100.0%	-5.5%	32,438	100.0%	37,141	100.0%	-12.7%

*Minimum Wage

Note: The Company categorized its products sold during the quarter according to the price ranges presented above

Note: Volume figures as of the third quarter of 2011 and nine-months accumulated as of 2011 re-stated according to 2011 audited figures

The average price for all titled homes during the third quarter of 2012 was Ps.409 thousand, an increase of 3.1 percent when compared to the third quarter of 2011. Homex’ average price increase was mainly driven by the 16.7 percent price increase in units from Brazil. The average price for affordable entry-level units in Mexico increased 8.1 percent to Ps.351 thousand from Ps.324 thousand. When compared to the second quarter of 2012, Homex average price in the AEL segment remained unchanged.  The average price for the middle-income segment decreased to Ps.907 thousand compared to Ps.1,695 thousand during 3Q11. Homex’ average price in both segments reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities in Mexico.

In the third quarter of 2012, the average price for homes titled in Brazil was Ps.646 thousand, an increase of 16.7 percent when compared to the third quarter of 2011.  During the quarter, the Company continued to focus on a product offering for families who earn between 3 to 6 times the minimum wage, therefore taking full advantage of government support through the mortgage program Minha Casa Minha Vida, administered by the Caixa.

AVERAGE PRICE						Nine Months
Thousands	3Q'12	3Q'11	Change 3Q12 / 3Q11	Low	High	2012	2011	Change 12 / 11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$351	$324	8.1%	$204	$560	$351	$343	2.1%
Middle income (above 11 times MW*)	$907	$1,695	-46.5%	$561	$1,700	$903	$988	-8.5%
Average price for all homes in Mexico	$409	$394	3.8%			$407	$389	4.7%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$646	$553	16.7%	$450	$978	$533	$523	2.0%
Average price for all homes	$409	$397	3.1%			$407	$384	6.0%

*Minimum Wage

Mortgage financing.For the third quarter of 2012, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 78 percent of the total mortgage financing sources for Homex customers. During the third quarter of 2012, 45 percent of the Company’s titled homes were financed through INFONAVIT. At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 33 percent of total titled units. During the third quarter, titled units in Brazil, which are financed through the Caixa, represented 0.2 percent of total titled units. Importantly, the Company has continued to find alternative sources of financing for low income customers, through state housing funds as well as financing for the affordable-entry level and middle-income segment with commercial banks. During the third quarter, 21.8 percent of Homex customers received financing from commercial banks and other state housing funds.

Geographic Footprint.

Homex had operations in 35 cities and 22 states across Mexico and in two cities and two states in Brazil, as of September 30, 2012.

During the third quarter of 2012, Homex has continued to capitalize on the lack of effective competition from small and medium sized homebuilders who have continued to experience financing constraints, in addition to the natural barriers that have been created by a new focus of the Mexican housing industry on creating better planned communities by increasing the density of projects through vertical prototypes, which requires a higher level of specialization and technology.

In Brazil, during the recent quarter, Homex continued concentrating its operations at Campo Grande and Marilia in line with the Company’s strategy to reduce its rate of investment in the country.

Financial Results

Revenuesincreased 31.4 percent in the third quarter of 2012 to Ps.7,487.5 million from Ps.5,699.1 million in the same period of 2011. Total housing revenues (including the Company’s operations in Brazil) in the third quarter of 2012 decreased 2.5 percent compared to the same period of 2011, mainly driven by a decline in the Company’s operations in Brazil.

During the third quarter of 2012, Homex revenues from Mexico’s operations accounted for Ps.5,145.6 million, a 3.0 percent decline when compared to the same period of last year. AEL revenues declined by 1.9 percent to Ps. 3,930.4 million compared to Ps.4,008.6 million during same period a year ago. Middle-income level revenues increased 6.1 percent to Ps.1,186.8 million from Ps.1,118.9 million in the year ago period due to  a volume increase of 98.3 percent during the third quarter of 2012 when compared to the third quarter of 2011 also reflecting a low comparison base during the year ago period.

In Mexico, Homex expects to benefit from continued and stable customer financing by INFONAVIT and FOVISSSTE as well as from CONAVI’s subsidy program, for which the Company is strategically positioned, since the subsidy program prioritizes customers who acquire vertical units. As of September 30, 2012 Homex’ vertical product offerings under construction represented 50 percent of total units compared to 45 percent at June 30, 2012.

Homex’ revenues from its International Division (operations in Brazil) of Ps.18.7 million during the third quarter of 2012 represented a decrease of 86.8 percentwhen compared to Ps.142.1 million during the third quarter of 2011. The shortfall in revenues during the third quarter in Brazil reflects the continued administrative delays and challenges encountered mainly in the titling processes. At the same time the Company has reduced its investments in construction in progress to reduce capital investments and prioritize cash generation, thus also reducing its level of homes under construction and potential growth.

During the third quarter of 2012, revenues from Homex’ Infrastructure Division, excluding revenues from  federal penitentiaries, totaled Ps.278.1 million, a 10.1 percent increase when compared to Ps.252.6 million registered during the third quarter of 2011.  Revenues from this division results from the Company’s various contracts with state and federal governments.

For the third quarter of 2012, revenues from the construction of the two federal penitentiaries were Ps.2,045.0 million. On an accumulated basis, using the percentage of completion accounting method through September 30, 2012, approximately 68 percent of these  projects are completed.

Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, accounted for Ps.28.3 million or 0.4 percent of total revenues in the third quarter of 2012, compared to Ps.176.9 million or 3.1 percent during the third quarter of 2011.

During the third quarter of 2012, as a percentage of total revenues, Homex’ Mexico Division represented 68.7 percent compared to 93.1 percent during the third quarter of 2011.  Brazil represented 0.3 percent of total revenues during the third quarter of 2012 compared to 2.5 percent during the third quarter of 2011. Homex’ Infrastructure Division, excluding revenues from the federal penitentiaries projects, represented 3.7 percent of total third quarter  2012 revenues when compared to 4.4 percent during the same period of 2011. Federal penitentiary construction project revenues represented 27.3 percent of total revenues during the third quarter of 2012.

REVENUE BREAKDOWN						Nine Months
Thousands of pesos	3Q'12	% of Total	3Q'11	% of Total	Change 3Q12 / 3Q11	2012	% of Total	2011	% of Total	Change 12 / 11
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 3,930,470	52.5%	$ 4,008,577	70.3%	-1.9%	$ 10,182,354	49.6%	$ 11,763,456	77.0%	-13.4%
Middle income (above 11 times MW*)	$ 1,186,865	15.9%	$ 1,118,923	19.6%	6.1%	$ 2,917,922	14.2%	$ 2,084,020	13.6%	40.0%
Total Mexico Housing Revenues	$ 5,117,335	68.3%	$ 5,127,500	90.0%	-0.2%	$ 13,100,276	63.8%	$ 13,847,476	90.6%	-5.4%
Other Revenues Mexico	$ 28,323	0.4%	$ 176,877	3.1%	-84.0%	$ 47,106	0.2%	$ 308,181	2.0%	-84.7%
Total Mexico Revenues	$ 5,145,658	68.7%	$ 5,304,376	93.1%	-3.0%	$ 13,147,382	64.0%	$ 14,155,657	92.6%	-7.1%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ 18,721	0.3%	$ 142,122	2.5%	-86.8%	$ 89,076	0.4%	$ 400,954	2.6%	-77.8%
Total Housing Revenues	$ 5,136,056	68.6%	$ 5,269,621	92.5%	-2.5%	$ 13,189,353	64.2%	$ 14,248,430	93.2%	-7.4%
Infrastructure revenue	$ 278,099	3.7%	$ 252,600	4.4%	10.1%	$ 1,303,222	6.3%	$ 730,522	4.8%	78.4%
Federal Penitentiaries Projects revenue	$ 2,044,974	27.3%	$ -			$ 6,007,972	29.2%	$ -	0.0%	-
Total Revenues	$ 7,487,452	100.0%	$ 5,699,098	100.0%	31.4%	$ 20,547,652	100.0%	$ 15,287,133	100.0%	34.4%

*Minimum Wage

Note: Mexico’s revenue breakdown by division as of the third quarter of 2011 and nine-months accumulated as of 2011 re-stated according to 2011 audited figures

Gross profit margin decreased to 25.1 percent in the third quarter of 2012 compared to 28.7 percent in the same quarter of 2011.  Beginning January 1, 2012, as the Company has implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense. Under MFRS 14, these foreign-exchange differences were capitalized in full, regardless of their nature.

During the third quarter of 2012, capitalized interest expense was Ps.359.1 million a 45.2 percent increase when compared to Ps.247.3 million during the third quarter of 2011.

On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012), Homex’ gross profit margin for the quarter would have been 29.9 percent as compared to 33.0 percent during the same period in 2011. The margin decline reflects a lower gross profit from the Company’s penitentiaries projects as works performed during the third quarter of 2012 continue to have a portion of civil work which has an implicit lower margin. The lower margin is also attributable to Company’s operations at Brazil.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	September 30, 2012	September 30, 2011
Exchange Loss (gain)	-$6,466	-$4,314
Interest Expense	1,925,823	1,307,286
Inflation accounting accumulated effect	20,982	12,942
Total	$1,940,340	$1,315,914
COST OF SALES	3Q12	3Q11
Exchange Loss (gain)	-$857	$6,735
Interest Expense	355,929	237,820
Inflation accounting accumulated effect	4,019	2,745
Total	$359,092	$247,300

Selling, General and Administrative Expenses (SG&A)as a percentage of total revenues for the third quarter of 2012 decreased 430 bps to 7.8 percent from 12.1 percent for the third quarter of 2011. The improvement on SG&A margin results from a higher revenue base as well as from the continued efficiencies generated in Homex Mexico’s division.

Operating income. During the third quarter of 2012, operating income increased 37.0 percent to Ps.1,297.7 million from Ps.947.2 million during the same period of 2011.  Operating income as a percentage of revenues was 17.3 percent in the third quarter of 2012 compared to 16.6 percent during  the third quarter of 2011. On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012) Homex’ operating margin for the third quarter of 2012 was 22.1 percent compared to 21.0 percent during the same period of last year. The higher margin during the recent quarter mainly results from lower SG&A expenses during the quarter as explained above.

Net comprehensive financing cost (CFC) during the third quarter of 2012 was Ps.243.6 million compared to Ps.706.8 million during the third quarter of 2011. The lower cost of financing during the third quarter of 2012 reflects the recognition of a lower foreign exchange loss during the recent quarter compared to the third quarter of 2011. Net comprehensive financing cost in the third quarter of 2012 includes interest recognition from Homex’ long-term non-recourse financing in relation to the Company’s penitentiary construction projects.

As a percentage of revenues, net comprehensive financing cost represented 3.3 percent of revenues in the third quarter of 2012 compared to 12.4 percent in the third quarter of 2011. The main drivers of this result were the following:

1.     Net interest expense during the recent quarter was  Ps.110.1 million compared to Ps.117.8 million in the third quarter of 2011. The higher net interest expense a year ago reflects an accounting adjustment in interest gain which as per the adjustment, was recognized as an expense in the third quarter of 2011.

2.     Foreign exchange losses recognized in the third quarter of 2012 totaled Ps.133.4 million compared to a loss of Ps.589.0 million in 2011.

Foreign exchange gain or loss. As of September 30, 2012, Homex’ U.S. Dollar denominated debt mainly consists of three bonds issuances:  US$250 million of bond issued in 2005;  US$250 million of bonds issued in 2009; and  US$400 million of bonds issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively.  Regarding its 2015 US$250 million bond, the Company has entered into a capped forward transaction for the next coupon payment at an effective exchange rate of 13.85 pesos per dollar, with a cap of 15.50 pesos per dollar. Regarding its 2019 US$250 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has an interest-only swap covering 2012 coupon payments at an effective exchange rate of 12.90 pesos per dollar; in addition the Company has entered into four capped forward transaction for the 2013-2014 coupon payments at an effective exchange rate of 13.24 pesos per dollar, with a cap of 17.00 pesos per dollar. Regarding its 2020 US$400 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.97 pesos per dollar until maturity; and for coupon payments, the Company has entered into four capped forward transactions for coupons payments in 2013 at an effective exchange rate of 13.22 pesos per dollar, with a cap of 17.00 pesos per dollar, and for coupon payments in 2014 at an effective exchange rate of 13.85 pesos per dollar, with a cap of 15.50 pesos per dollar.

Net income for the third quarter of 2012 increased 174.2 percent to Ps.494.5 million or a 6.6 percent margin compared to Ps.180.4 million and a margin of 3.2 percent reported in the same period in 2011.  The higher result during the third quarter of 2012 is driven by the recognition of a lower foreign exchange (FX) loss during the recent quarter. For the third quarter of 2012 and 2011, net income margin, adjusted for FX effects, was 7.7 percent and 9.8 percent, respectively.

Earnings per share (EPS) for the third quarter of 2012 increased to Ps.1.48 as compared to Ps. 0.54 reported in the third quarter of 2011 driven primarily by the recognition of a lower foreign exchange (FX) loss during the third quarter of 2012. EPS adjusted for non-cash foreign exchange (FX) effects during the third quarter of 2012 increased 3.1 percent to Ps.1.72 compared to Ps.1.67 during the third quarter of 2011.

Adjusted EBITDA during the third quarter of 2012 increased 34.4 percent to Ps.1,759.2 million from Ps.1,308.8 million reported in the same period in 2011. As a percentage of sales, adjusted EBITDA during the third quarter of 2012 improved 53 bps to 23.5 percent, compared to 23.0 percent in the same period last year.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR IFRS FINANCIAL INFORMATION
Thousands of pesos	3Q'12	3Q'11	9M 2012	9M 2011
Net Income	$487,731	$178,803	$1,785,169	$1,008,964
Depreciation and amortization	$81,206	$69,885	$274,648	$222,324
Capitalization of CFC	$359,092	$247,300	$850,639	$675,404
Other expense and amortization	$255,064	$0	$255,064	$0
Net comprehensive financing cost	$243,633	$706,775	$413,131	$872,824
Income tax	$325,613	$104,422	$1,179,060	$590,442
Minority interest	$6,824	$1,579	$5,695	$14,979
Adjusted EBITDA	$1,759,162	$1,308,764	$4,763,407	$3,384,936

Land reserve. As a result of Homex’ rapid migration to higher density projects, with vertical construction as of September 30, 2012 representing approximately 50 percent of total homes under construction, the Company has been using a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the AEL segment in Mexico. Currently, the estimated density for 50 percent of Homex’ AEL projects has increased to 70 homes per hectare as of September 30, 2012, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 447,896 homes, of which 417,589 are reserved for AEL homes, including land reserved for Homex’ Brazilian operations, and 30,307 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of September 30, 2012 was Ps.10.7 billion (US$837 million). The Company now estimates that its current land bank, considering this new density standard, covers approximately 5.5 years of future operations.

During the third quarter of 2012, Homex did not acquire land in Mexico or Brazil, in line with the Company’s conservative land bank replacement policy.

Liquidity. During the third quarter of 2012, Homex’ debt position without considering the long-term non- recourse financing from the Company’s federal penitentiaries, when compared to June 30, 2012, decreased by 4.0 percent or Ps.734 million to Ps.16,050.3 million from Ps.16,784.2 million.

Including the long-term non-recourse financing from the penitentiary construction projects, the Company’s total debt as of September 30, 2012 increased to Ps.20,854.3 million. As of September 30, 2012, Homex’ weighted average debt maturity was 7.3 years, with 67.0 percent of the Company’s debt maturing between 2015 and 2020. The Company had net debt of Ps.12,064.9 million as of September 30, 2012.

As of September 30, 2012, the Company had the following liquidity ratios, excluding the penitentiary construction projects, and was in compliance with its debt covenants.

As of September 30, 2012
Total Debt (Ps. Millions)	16,050
Net Debt (Ps. Millions)	12,065
Debt to- total- capitalization ratio	51.7%
Total Debt to EBITDA	3.12

*Excluding long-term non-recourse financing and Adjusted EBITDA from penitentiary construction projects.

Working Capital Cycle

The following tables present a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

P s. M illio n	December 2011	September 2011	June 2012	September 2012
Total Inventory	30,640	30,527	32,487	32,547
Capitalization of CFC	1,430	1,316	1,820	1,940
Total Inventory adjusted by capitalization of CFC	29,210	29,211	30,667	30,606

Days of Housing Working Capital Cycle (WCC)1

Days	December 2011	September 2011	June 2012	September 2012
Total Accounts Receivable (a)	33	32	59	62
Housing Receivables	28	22	38	42
Inventory days	700	737	766	775
Accounts Payable (b)	99	113	126	126
Total WCC	634	656	699	711

1  Computation of WCC does not include COGS  and Revenues from the penitentiary construction projects

a)      Excluding receivables from the penitentiary construction projects

b)      Excluding accounts payable related to the penitentiary construction projects and payment of Ps. 1.1 billion in relation to the acquisition of the equity stake at one of the federal penitentiaries.

The Company’s Working Capital Cycle (WCC) was 711 days as of September 30, 2012, compared to 699 days as of June 30, 2012 driven by an increase of 9 days in inventory days from 766 days as of June 30, 2012 to 775 days as of September 30, 2012.

•         Compared to inventory as of June 30, 2012, inventory (adjusted by the capitalization of CFC) decreased by Ps.61.1 million, which reflects the Company’s policy to follow a land replacement strategy to privilege cash generation and lower investments in construction in progress. Despite the stability in the inventory balance, the increase in days is due to a lower last twelve months of Cost of Goods Sold base as lower revenues had been registered by Homex.

•         Compared to inventory as of September 30, 2011, inventory balance (adjusted for the capitalization of CFC) increased by Ps.1,395.3 million, mainly derived from the increased migration into vertical construction, where the initial invested capital is higher compared to  horizontal construction, and to a longer construction cycle that these  buildings require.

•         Compared to accounts receivable (AR) days as of June 30, 2012, AR excluding receivables from the penitentiary construction projects as of September 30, 2012, increased to 62 days from 59 days in the recent quarter. Housing AR days increased by 4 days to 42 days as of September 30, 2012 compared to 38 days as of June 30, 2012 mainly as a result of the longer titling process mainly with INFONAVIT as the institute has integrated additional requirements in its titling process, which affect the speed of collection. Compared to AR days as of September 30, 2011, increased by 30 days from 32 days, due to the recognition of AR from construction projects at its infrastructure division where receivables from the infrastructure division (excluding the penitentiaries projects) increased to Ps.1,405.6 million from Ps.708.2 million. Housing AR days as of September 30, 2012 increased 20 days from 22 days as of September 30, 2011, mainly as a result of the longer collection process with INFONAVIT and a higher participation in mortgage programs from FOVISSSTE, commercial banks and other sources of financing, where the collection process is generally longer.

•         Accounts Payable (AP) days remained stable at 126 days when compared to June 30, 2012, reflecting the stability in days of credit with material suppliers, which were stable  from a level of 109 days as of June 30, 2012 to 108 days as of September 30, 2012.

•         Importantly, when compared to September 30, 2011, AP days increased by 13 days also due to the improvement of days of credit with material suppliers which improved from a level of 80 days as of September 30, 2011.

Free Cash Flow

As of September 30, 2012, and as a result of the accumulative FX gain of the Peso against the US dollar, the Company’s changes in financial position (which have historically been presented as Free Cash Flow), reflect the booking of non-cash items as previously disclosed. As of September 30, 2012, the Company had a total non-cash positive impact of Ps. 618.8 million, including effects registered in the Profit and Loss statements and Balance Sheet.

Considering non-cash FX effects and on a consolidated basis, the Company generated negative FCF of Ps.5.3 billion, which was mainly driven by the recognition of the advances in construction from the penitentiaries projects. According to the required accounting treatment of these projects such advances must be booked as an accounts receivable.

From Homex’ other divisions (Mexico, Brazil, Infrastructure and Tourism) Homex generated positive FCF of Ps.720.9 million and adjusted for the nine-month accumulated non-cash foreign exchange gain and for the recognition of Ps.1.0  billion of account payable in relation to the equity stake that the Company intends to acquire from its partner at one of the prisons, negative Ps.522 million. During the third quarter of 2012, the Company generated a positive FCF of Ps.361 million from a negative balance of Ps.883 million registered as of June 30, 2012, figure that also includes the FX adjustments and the recognition of the accounts payable from the partnership acquisition at one of the prisons. The positive cash generation was driven by a higher level of accounts payable, and  the stabilized level of the investments made as construction in progress Inventory.

2012 Guidance

2012 Guidance	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	3% to 4%	51% to 52%
EBITDA Margin	21% to 22%	25% to 27%
Free Cash Flow	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF SEPTEMBER 30, 2012 WITH SEPTEMBER 30, 2011
(Figures in thousands of pesos)	Sep-12		Sep-11		% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,985,349	7.6%	$3,314,837	8.4%	20.2%
Accounts receivable, net	$10,776,533	20.7%	$1,926,530	4.9%	459.4%
Due from customers	$2,258,164	4.3%	$1,218,269	3.1%	85.4%
Accounts receivable from penitentiaries	$7,112,673	13.6%	-	0.0%	N/A
Accounts receivable from infrastructure	$1,405,697	2.7%	$708,261	1.8%	98.5%
Inventories	$32,546,540	62.4%	$30,526,861	77.6%	6.6%
Land inventory	$10,764,272	20.7%	$11,655,056	29.6%	-7.6%
Construction in progress	$21,431,912	41.1%	$18,287,735	46.5%	17.2%
Materials	$350,356	0.7%	$584,070	1.5%	-40.0%
Other current assets	$2,301,595	4.4%	$1,260,229	3.2%	82.6%
Total current assets	$49,610,018	95.2%	$37,028,457	94.2%	34.0%

Property and equipment, net	$1,224,758	2.3%	$1,443,487	3.7%	-15.2%
Goodwill	$1,132,175	2.2%	$650,344	1.7%	74.1%
Other assets	$158,101	0.3%	$192,496	0.5%	-17.9%
TOTAL	$52,125,052	100.0%	$39,314,784	100.0%	32.6%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$1,549,887	3.0%	$3,278,344	8.3%	-52.7%
Accounts payable	$6,656,235	12.8%	$4,670,396	11.9%	42.5%
Land payable	$723,316	1.4%	$1,339,965	3.4%	-46.0%
Payable from Prison	$271,803	0.5%	-	0.0%
Payable Partner	$1,106,000		-	0.0%
Advances from customers	$896,459	1.7%	$862,273	2.2%	4.0%
Accrued expenses and taxes payable	$3,323,965	6.4%	$1,758,493	4.5%	89.0%
Total current liabilities	$12,426,547	23.8%	$10,569,506	26.9%	17.6%

Long-term notes payable to financial institutions	$14,500,456	27.8%	$10,869,373	27.6%	33.4%
Long-term project financing	$4,803,914	9.2%	-	0.0%	N/A
Swap payable	$615,779	1.2%	-	0.0%	N/A
Labor obligations	$7,966	0.0%	$6,861	0.0%	16.1%
Deferred income taxes	$4,752,726	9.1%	$4,233,211	10.8%	12.3%
TOTAL LIABILITIES	$37,107,388	71.2%	$25,678,951	65.3%	44.5%

STOCKHOLDERS' EQUITY
Common stock	$425,441	0.8%	$425,444	1.1%	0.0%
Additional paid-in capital	$2,731,202	5.2%	$2,731,201	6.9%	0.0%
Retained earnings	$12,293,993	23.6%	$10,395,995	26.4%	18.3%
Other stockholders' equity accounts	$(638,121)	-1.2%	$(121,709)	-0.3%	424.3%
Majority stockholders' equity	$14,812,515	28.4%	$13,430,931	34.2%	10.3%
Minority interest	$205,148	0.4%	$204,903	0.5%	0.1%
TOTAL STOCKHOLDERS' EQUITY	$15,017,664	28.8%	$13,635,834	34.7%	10.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,125,052	100.0%	$39,314,784	100.0%	32.6%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2012 WITH THREE MONTHS 2011
(Figures in thousands of pesos)	3Q12		3Q11		% Chg
REVENUES
Affordable-entry level revenue	$3,930,470	52.5%	$4,008,577	70.3%	-1.9%
Middle income housing revenue	$1,186,865	15.9%	$1,118,923	19.6%	6.1%
Affordable-entry level revenue Brazil	$18,721	0.3%	$142,122	2.5%	-86.8%
Other revenues	$28,323	0.4%	$176,877	3.1%	-84.0%
Infrastructure revenue	$278,099	3.7%	$252,600	4.4%	10.1%
Federal Penitentiaries projects revenue	$2,044,974	27.3%	-	0.0%	N/A
TOTAL REVENUES	$7,487,452	100.0%	$5,699,098	100.0%	31.4%

COSTS	$5,249,818	70.1%	$3,817,408	67.0%	37.5%
Capitalization of CFC	$359,092	4.8%	$247,300	4.3%	45.2%
Interest	$355,929	4.8%	$237,820	4.2%	49.7%
FX ( gain) loss and inflation accounting effect	$3,163	0.0%	$9,480	0.2%	-66.6%
TOTAL COST	$5,608,910	74.9%	$4,064,707	71.3%	38.0%

GROSS PROFIT	$1,878,542	25.1%	$1,634,391	28.7%	14.9%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$580,772	7.8%	$687,163	12.1%	-15.5%

OPERATING INCOME	$1,297,770	17.3%	$947,227	16.6%	37.0%

OTHER (EXPENSES) INCOME, NET	$(233,969)	-3.1%	$44,352	0.8%	-627.5%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$54,418	0.7%	$96,360	1.7%	-43.5%
Interest expense penitentiaries	$142,659	1.9%	-	0.0%	N/A
Interest income	$(86,887)	-1.2%	$21,451	0.4%	-505.0%
Foreign exchange (gain) loss	$133,443	1.8%	$588,964	10.3%	-77.3%
	$243,633	3.3%	$706,775	12.4%	-65.5%

INCOME BEFORE INCOME TAX	$820,168	11.0%	$284,804	5.0%	188.0%

INCOME TAX EXPENSE	$325,613	4.3%	$104,422	1.8%	211.8%
NET INCOME	$494,555	6.6%	$180,382	3.2%	174.2%
MAJORITY INTEREST	$487,731	6.5%	$178,803	3.1%	172.8%
MINORITY INTEREST	$6,824	0.1%	$1,579	0.0%	332.2%
NET INCOME	$494,555	6.6%	$180,382	3.2%	174.2%
NET INCOME Adjusted for FX	$576,927	7.7%	$559,409	9.8%	3.1%
Earnings per share	1.48		0.54		174.2%
Earnings per share Adjusted for FX	1.72		1.67		3.1%
Adjusted EBITDA	$1,759,162	23.5%	$1,308,764	23.0%	34.4%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF NINE MONTHS 2012 WITH NINE MONTHS 2011
(Figures in thousands of pesos)	9M12		9M11		% Chg
REVENUES
Affordable-entry level revenue	$10,182,354	49.6%	$11,763,456	77.0%	-13.4%
Middle income housing revenue	$2,917,922	14.2%	$2,084,020	13.6%	40.0%
Affordable-entry level revenue Brazil	$89,076	0.4%	$400,954	2.6%	-77.8%
Other revenues	$47,106	0.2%	$308,181	2.0%	-84.7%
Infrastructure revenue	$1,303,222	6.3%	$730,522	4.8%	78.4%
Federal Penitentiaries projects revenue	$6,007,972	29.2%	-	0.0%	N/A
TOTAL REVENUES	$20,547,652	100.0%	$15,287,133	100.0%	34.4%

COSTS	$14,159,542	68.9%	$10,123,041	66.2%	39.9%
Capitalization of CFC	$850,639	4.1%	$675,404	4.4%	25.9%
Interest	$844,275	4.1%	$670,976	4.4%	25.8%
FX ( gain) loss and inflation accounting effect	$6,364	0.0%	$4,428	0.0%	43.7%
TOTAL COST	$15,010,181	73.1%	$10,798,445	70.6%	39.0%

GROSS PROFIT	$5,537,472	26.9%	$4,488,689	29.4%	23.4%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$1,933,685	9.4%	$2,054,822	13.4%	-5.9%

OPERATING INCOME	$3,603,787	17.5%	$2,433,867	15.9%	48.1%

OTHER (EXPENSES) INCOME, NET	$(220,731)	-1.1%	$53,342	0.3%	-513.8%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$369,829	1.8%	$363,045	2.4%	1.9%
Interest expense penitentiaries	$300,297	1.5%	-	0.0%	N/A
Interest income	$(221,332)	-1.1%	$(109,262)	-0.7%	102.6%
Foreign exchange (gain) loss	$(35,663)	-0.2%	$619,041	4.0%	-105.8%
	$413,131	2.0%	$872,824	5.7%	-52.7%

INCOME BEFORE INCOME TAX	$2,969,924	14.5%	$1,614,385	10.6%	84.0%

INCOME TAX EXPENSE	$1,179,060	5.7%	$590,442	3.9%	99.7%
NET INCOME	$1,790,864	8.7%	$1,023,943	6.7%	74.9%
MAJORITY INTEREST	$1,785,169	8.7%	$1,008,964	6.6%	76.9%
MINORITY INTEREST	$5,695	0.0%	$14,979	0.1%	-62.0%
NET INCOME	$1,790,864	8.7%	$1,023,943	6.7%	74.9%
NET INCOME Adjusted for FX	$1,773,197	8.6%	$1,419,386	9.3%	24.9%
Earnings per share	5.35		3.06		74.9%
Earnings per share Adjusted for FX	5.30		4.24		24.9%
Adjusted EBITDA	$4,763,407	23.2%	$3,384,936	22.1%	40.7%

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED SEPTEMBER 30, 2012
(thousands of pesos)	FCF w/o Penitentiaries	Penitentiaries	Consolidated

Total Net Income and Non Cash Items	2,388,024	856,548	3,244,572

(Increase) decrease in:
Trade accounts receivable	(2,798,012)	(7,112,673)	(9,910,685)
Inventories (w/land)	(1,942,123)	35,678	(1,906,444)
Trade accounts payable	2,096,396	244,717	2,341,113
Other A&L, net	1,098,797	-	1,098,797
Changes in operating assets and liabilities	(1,544,942)	(6,832,277)	(8,377,219)

Operating cash flow	843,083	(5,975,729)	(5,132,646)

Capex	(122,203)	(163)	(122,366)

Free Cash Flow	720,880	(5,975,892)	(5,255,012)

Non Cash Effects1	(618,817)		(618,817)
Adjustment from recognition of the partnership acquisition from one of the Federal
Penitentiary Projects	(624,169)	624,169	-

Free Cash Flow adjusted by FX and acquisition	(522,106)	(5,351,724)	5,873,830

1 Including FX in P&L and Balance Sheet

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED SEPTEMBER 30

(thousands of pesos)	2012	2011
Net Income	1,785,169	1,008,964
Non-cash items:
Depreciation & Amortization	274,648	222,324
Minority interest	5,695	14,979
Deferred income taxes	1,179,060	514,318
Total Net Income and Non Cash Items	3,244,572	1,760,584

(Increase) decrease in:
Trade accounts receivable	(9,910,685)	(463,398)
Inventories (w/land)	(1,906,444)	(3,069,173)
Trade accounts payable	2,341,113	438,694
Other A&L, net	1,098,797	(23,121)
Changes in operating assets and liabilities	(8,377,219)	(3,116,998)

Operating cash flow	(5,132,646)	(1,356,414)

Capex	(122,366)	(154,407)

Free Cash Flow	(5,255,012)	(1,510,821)

Non Cash Effects1	(618,817)

Free Cash Flow adjusted by FX	(5,873,830)

Net Financing Activities	5,247,710	1,390,436

Net increase (decrease) cash	- 7,303	120,385

Balance at beginning	3,992,653	3,435,222

Balance at end	3,985,350	3,314,837

1 Including FX in P&L and Balance Sheet

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model in three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which have been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico operations by merging the affordable entry-level and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three month period and nine- month period ended September 30, 2012 and 2011, which includes the consolidated balance sheets as of September 30, 2012 and 2011, and the consolidated statements of income for the three-month period and nine-month period ended September 30, 2012 and 2011 and the consolidated statement of changes in financial position for the nine-month period ended September 30, 2012 and 2011.

Description of transition to IFRS

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, certain Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Homex will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, the Company adopted IFRS 1, “First time Adoption of International Financial Reporting Standards.”  Consequently the Company will present 2012 and 2011 figures under IFRS in its 2012 Audited Financial Statements.

The Company's consolidated financial statements for the year ending December 31, 2012, will be the first annual consolidated financial statements prepared in accordance with IFRS.  The transition date for the Company is January 1, 2011.  In preparing these consolidated financial statements in accordance with IFRS 1, “First Time Adoption of IFRS,” the Company has taken into account the mandatory exemptions applicable to it, regarding retrospective application of the IFRS, which are as follows:

a.            The Company applied the mandatory exemption for accounting estimates, regarding the consistency of estimates prepared for the same period under MFRS.

b.            The Company believes that the hedge ratios determined in accordance with MFRS comply with IFRS requirements.

Furthermore, the Company will apply the optional first-time adoption exemption, as follows:

a.            The Company opted to retrospectively apply IFRS 3 (revised in 2008) to the business combinations carried out after the acquisition of the Loreto companies in 2010.

b.            The Company chose to measure at fair value the majority of its properties, plant and equipment as of the transition date, and to use this fair value as the deemed cost on that date.  This fair value was determined according to an appraisal by an independent expert.

c.            The Company opted to recognize all the actuarial gains and losses resulting from employee benefits unrecognized as of the date of transition, on the transition date, in accordance with MFRS.

d.            The Company chose to consider the cumulative translation differences from all foreign businesses as nonexistent as of the transition date, and thus adjusted to zero the amount of the cumulative translation differences under MFRS as of that date.

e.            The Company opted to recognize the investment at subsidiaries and associates, considering the book value at the transition date according to MFRS, as attributed cost, reflected on individual financial statements on the terms of IAS 27 Investment on Subsidiaries, Associates and Joint Ventures.

f.             The Company decided to recognize the impact of the change in accounting policy resulting from application of IAS 23 to the cost of loans relating to eligible assets whose capitalization start date was on or after the transition date.

An explanation of the primary effects of the adoption of IFRS on the Company's accounting policies is described below:

Recognition of inflation effects

Pursuant to IAS 29 “Financial Information in Hyperinflationary Economies,” the effects of inflation are recognized when accumulated inflation is more than 100% in the three preceding fiscal years.  Under MFRS guidelines, these effects were recognized when accrued inflation in the three previous fiscal years surpassed 26%.

Cost of loans

Pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense.  Under MFRS, these foreign-exchange differences were capitalized in full, regardless of their nature.

Property, plant and equipment

According to IAS 16, “Property, Plant and Equipment,” when a significant component of an element of property and equipment has a substantially different useful life from the element as a whole, the Company must recognize that significant part as a separate asset, with a specific useful life and depreciation.  According to MFRS provisions, this was not required as of December 31, 2011.

Business combinations

According to IFRS 3, “Business Combinations,” when the price paid to acquire a business is less than the fair value of the net assets acquired, the difference must be recognized as income in the fiscal year results of operations.  Under MFRS provisions, this excess was deducted from the value of the acquired assets, up to the value of the consideration paid.

Employee benefits

According to IAS 19, “Employee Benefits,” labor obligations relating to legal severance pay to workers was entered only at the time the Company proves an existing commitment to end the relationship with the employee or a statement encouraging voluntary retirement, a situation that must be shown in a plan describing the characteristics of the conclusion of the labor relationship.  Under MFRS guidelines, this type of obligation was entered on the records regularly as it accrued.

IFRS does not require recognition of deferred employee profit-sharing. Under MFRS, the Company had been using the assets and liability method to recognize the deferred effects of employee profit-sharing.

Financial Instruments

According to IAS 39, “Recognition and Measurement of Financial Instruments,” credit risk must be taken into account in determining the reasonable value of financial instruments.  Credit risk is the risk that the counterparty may not comply with its contractual obligations.  Also according to this standard, the shortcut method may not be used to evaluate the effectiveness of interest rate swaps; and finally, the standard requires that the costs of a debt issue be deducted from the debt and amortized using the effective interest method. Under MFRS guidelines, it was not necessary to take into account credit risk in determining the reasonable value of financial instruments, the shortcut method could be used to evaluate the effectiveness of interest rate swaps, and debt issue costs were amortized on a straight-line basis over the life of the credit.

Financial Statement Presentation and Disclosure.

According to IAS 39, “Recognition and Measurement of Financial Instruments,” debt is presented after deduction of the initial costs within the statement of financial position.  Under MFRS, those costs were presented in the same statement, in the “other assets” line.

According to IAS 1, “Presentation of Financial Statements,” the Company must present a comprehensive income statement that includes, in addition to the statement of profit and loss, other movements in comprehensive earnings. Under MFRS, the Company presented the corresponding movement in comprehensive earnings within the statement of changes in equity.

According to IAS 1, “Presentation of Financial Statements” and IFRS 1 “First Time Adoption of International Financial Reporting Standards,” the Company must present within the statement of financial position the balances in its accounts at the beginning of the earliest year presented in a third column.  Under MFRS, the third column was not required as of December 31, 2011.

Under IFRS, accrued employee profit-sharing is considered to be an operating expense and is presented under operating expenses on the comprehensive income statement.  Under MFRS, the Company presented that expense in the “other expenses (income)” line of the income statement.

Reconciliation between IFRS and MFRS: the following reconciliation quantifies the impact of the transition and the impact on equity as of the transition date on January 1, 2011, March 31, 2011, June 30, 2011 and December 31, 2011 balance sheets, as follows:

	As of January 1, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,435,222	-	3,435,222
Trade accounts receivable, net		1,975,203	-	1,975,203
Inventories	(a,b)	27,713,357	(255,669)	27,457,688
Prepaid expenses and other current assets	(b)	748,158		748,158
Total current assets		33,871,940	(255,669)	33,616,271
Property and equipment, net	(a,c,d)	1,002,572	508,831	1,511,403
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	255,843	(153,157)	102,686
Deferred income tax		779,268		779,268
Total assets		36,641,484	18,488	36,659,972

Liabilities and equity:
Notes payable to financial Institutions	(e)	1,898,117	(35,465)	1,862,652
Trade accounts payable		4,230,161	1,540	4,231,701
Advances from customers		624,644	-	624,644
Taxes payables		1,569,281	(1,540)	1,567,741
Total current liabilities		8,322,203	(35,465)	8,286,738
Long term notes payable to financial institutions	(e)	11,023,031	(128,402)	10,894,629
Financial derivative instruments	(f)	508,160	(14,106)	494,054
Labor obligations	(g)	90,478	(85,794)	4,684
Deferred income taxes	(i)	4,377,101	121,060	4,498,161
Total liabilities
Equity		24,320,973	(142,707)	24,178,266
Common Stock	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,657,851	683,803	9,341,654
Other stockholders' equity accounts	(f,i)	3,134,649	(420,041)	2,714,608
Equity		12,320,511	161,195	12,481,706
Total liabilities and equity		36,641,484	18,488	36,659,972

	As of March 31, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,351,706	-	3,351,706
Trade accounts receivable, net		1,814,285	-	1,814,285
Inventories	(a,b,h)	28,977,913	(367,266)	28,610,647
Prepaid expenses and other current assets	(b)	1,203,578	209,160	1,412,738
Total current assets		35,347,482	(158,106)	35,189,376
Property and equipment, net	(a,c,d)	934,632	520,281	1,454,913
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	291,767	(147,725)	144,042
Total Assets		37,305,742	132,933	37,438,675

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,423,882	(35,668)	2,388,214
Trade accounts payable		4,269,074		4,269,074
Advances from customers		830,762	-	830,762
Taxes payables		1,433,002		1,433,002
Total current liabilities		8,956,720	(35,668)	8,921,052
Long term notes payable to financial institutions	(e)	10,680,143	(123,563)	10,556,580
Financial derivative instruments	(f)	485,255	(14,105)	471,150
Labor obligations	(g)	95,577	(93,600)	1,977
Deferred income taxes	(i)	4,407,447	166,930	4,574,377
Total liabilities		24,625,142	(100,006)	24,525,136
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,906,395	755,547	9,661,942
Other stockholders' equity accounts	(f,i)	3,246,194	(420,041)	2,826,153
Equity		12,680,600	232,939	12,913,539
Total liabilities and equity		37,305,742	132,933	37,438,675

	As of June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,800,414	-	3,800,414
Trade accounts receivable, net		1,879,004	-	1,879,004
Inventories	(a,b,h)	29,422,573	(291,502)	29,131,071
Prepaid expenses and other current assets	(b)	1,292,157	155,602	1,447,759
Total current assets		36,394,148	(135,900)	36,258,248
Property and equipment, net	(a,c,d)	889,581	532,653	1,422,234
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	258,365	(176,529)	81,836
Total assets		38,273,955	138,707	38,412,662

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,563,381	(52,377)	2,511,004
Trade accounts payable		4,480,407		4,480,407
Advances from customers		995,772	-	995,772
Taxes payables		1,859,681		1,859,681
Total current liabilities		9,899,241	(52,377)	9,846,864
Long term notes payable to financial institutions	(e)	10,573,883	(134,389)	10,439,494
Financial derivative instruments	(f)	590,881	(14,105)	576,776
Labor obligations	(g)	104,010	(101,377)	2,633
Deferred income taxes	(i)	3,987,573	180,060	4,167,633
Total liabilities		25,155,588	(122,188)	25,033,400
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	9,388,311	783,503	10,171,814
Other stockholders' equity accounts	(f,i)	3,202,045	(420,041)	2,782,004
Total Equity		13,118,367	260,895	13,379,262
Total liabilities and equity		38,273,955	138,707	38,412,662

	As of September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,314,837	-	3,314,837
Trade accounts receivable, net		1,926,530	-	1,926,530
Inventories	(a,b,h)	31,208,074	(681,213)	30,526,861
Prepaid expenses and other current assets	(b)	1,190,271	69,958	1,260,229
Total current assets		37,639,712	(611,255)	37,028,457
Property and equipment, net	(a,c,d)	859,495	583,992	1,443,487
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	359,984	(167,488)	192,496
Total assets		39,591,052	(276,268)	39,314,784

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,339,227	(60,883)	3,278,344
Trade accounts payable		4,670,394		4,670,394
Advances from customers		862,273	-	862,273
Taxes payables		1,758,493		1,758,493
Total current liabilities		10,630,387	(60,883)	10,569,504
Long term notes payable to financial institutions	(e)	10,998,282	(128,909)	10,869,373
Labor obligations	(g)	116,074	(109,213)	6,861
Deferred income taxes	(i)	4,205,121	28,090	4,233,211
Total liabilities		25,949,864	(270,915)	25,678,949
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	9,833,363	562,632	10,395,995
Other stockholders' equity accounts	(f,i)	3,279,814	(465,418)	2,814,396
Total Equity		13,641,188	(5,353)	13,635,835
Total liabilities and equity		39,591,052	(276,268)	39,314,784

	As of December 31, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,992,653	-	3,992,653
Trade accounts receivable from related parties		174,073	-	174,073
Trade accounts receivable, net	(a,h)	1,993,023	-	1,993,023
Inventories and Land held for future developments		31,271,914	(631,818)	30,640,096
Prepaid expenses and other current assets		1,000,347	-	1,000,347
Total current assets	(a,c,d)	38,432,010	(631,818)	37,800,192
Property and equipment, net	(a)	786,137	590,903	1,377,040
Goodwill	(e)	731,861	(81,517)	650,344
Other assets, net		554,822	(173,060)	381,762
Deferred income taxe		867,471	-	867,471
Total assets		41,372,301	(295,492)	41,076,809

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,851,294	(53,237)	3,798,057
Trade accounts payable		4,247,702	67,420	4,315,122
Advances from customers		669,851	-	669,851
Taxes payables		2,815,254	(67,420)	2,747,834
Total current liabilities		11,584,101	(53,237)	11,530,864
Long term notes payable to financial institutions	(e)	11,512,842	(123,293)	11,389,549
Financial derivative instruments	(f)	12,226	14,035	26,261
Labor obligations	(g)	74,115	(69,440)	4,675
Deferred income taxes	(i)	4,501,539	(24,106)	4,479,749
Total Liabilities		27,684,823	(256,041)	27,431,098
Equity	(a)	528,011	(102,567)	425,444
Retained Earnings	(a,c,d,f,g,i)	9,962,265	472,093	10,508,791
Other stockholders' equity accounts	(f,i)	3,197,202	(420,041)	2,777,161
Total Equity		13,687,478	(50,515)	13,645,711
Total liabilities and equity		41,372,301	(295,492)	41,076,809

Transition effects for net income for the three months ended March 31, 2011, June 30, 2011 and the year ended December 31, 2011 are presented as follows:

	March 31, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		4,098,427		4.098,427
Cost of sales	(a,d,g,h)	2,928,651	9,854	2,938,505
Gross profit		1,169,776	(9,854)	1,159,922
Operating expenses	(a,c,d,g)	615,161	(8,644)	606,517
Income from operations		554,615	(1,210)	553,405
Other income (expenses), net		(8,626)		(8,626)
CFC, net	(f,h)	(111,311)	118,824	7,513
Income before income tax		434,678	117,614	552,292
Income tax	(i)	169,525	45,870	215,395
Consolidated net income		265,153	71,744	336,897
Result from foreign exchange currency conversion		5,810	-	5,810
Changes in Derivatives Financial Valuation		282,736	-	282,736
Consolidated Net income		553,699	71,744	625,443

	June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		9,588,035		9,588,035
Cost of sales	(a,d,g,h)	6,720,844	12,893	6,733,737
Gross profit		2,867,191	(12,893)	2,854,298
Operating expenses	(a,c,d,g)	1,381,671	(14,013)	1,367,658
Income from operations		1,485,520	1,120	1,486,640
Other income (expenses), net		15,242	(6,252)	8,990
CFC, net	(f,h)	329,881	(163,832)	166,049
Income before income tax		1,170,881	158,700	1,329,581
Income tax	(i)	427,020	59,000	486,020
Consolidated net income		743,861	99,700	843,561
Result from foreign exchange currency conversion		(6,744)	-	(6,744)
Changes in Derivatives Financial Valuation		57,951	-	57,951
Consolidated Net income		795,068	99,700	894,768

	From April 1 to June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		5,489,608		5,489,608
Cost of sales	(a,d,g,h)	3,792,193	3,039	3,795,232
Gross profit		1,697,415	(3,039)	1,694,376
Operating expenses	(a,c,d,g)	766,510	(5,368)	761,142
Income from operations		930,905	2,329	933,234
Other income (expenses), net		23,868	(6,252)	17,616
CFC, net	(f,h)	218,570	(45,008)	173,562
Income before income tax		736,203	41,086	777,289
Income tax	(i)	257,495	13,130	270,625
Consolidated net income		478,708	27,956	506,664
Result from foreign exchange currency conversion		(12,554)	-	(12,554)
Changes in Derivatives Financial Valuation		(224,785)	-	(224,785)
Consolidated Net income		241,369	27,956	269,325

	September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		15,287,133		15,287,133
Cost of sales	(a,d,g,h)	11,029,294	(230,849)	10,798,445
Gross profit		4,257,839	230,849	4,488,688
Operating expenses	(a,c,d,g)	2,075,183	(20,361)	2,054,822
Income from operations		2,182,656	251,211	2,433,867
Other income (expenses), net		28,028	25,314	53,342
CFC, net	(f,h)	336,781	536,043	872,824
Income before income tax		1,873,903	(259,518)	1,614,385
Income tax	(i)	683,412	(92,970)	590,442
Consolidated net income		1,190,491	(166,548)	1,023,943
Result from foreign exchange currency conversion		19,433	-	19,433
Changes in Derivatives Financial Valuation		114,394	-	114,394
Consolidated Net income		1,324,318	(166,548)	1,157,770

	From July 1 to September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		5,699,098		5,699,098
Cost of sales	(a,d,g,h)	4,308,450	(243,743)	4,064,707
Gross profit		1,390,648	243,743	1,634,391
Operating expenses	(a,c,d,g)	693,512	(6,349)	687,163
Income from operations		697,136	250,091	947,227
Other income (expenses), net		12,786	31,566	44,352
CFC, net	(f,h)	6,900	699,875	706,775
Income before income tax		703,022	(418,218)	284,804
Income tax	(i)	256,392	(151,970)	104,422
Consolidated net income		446,630	(266,248)	180,382
Result from foreign exchange currency conversion		26,177	-	26,177
Changes in Derivatives Financial Valuation		56,443	-	56,443
Consolidated Net income		529,250	(266,248)	263,002

	December 31, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		21,853,279		21,853,279
Cost of sales	(a,d,g,h)	16,165,752	(405,212)	15,760,540
Gross profit		5,687,527	405,212	6,092,739
Operating expenses	(a,c,d,g)	2,767,974	6,955	2,774,929
Income from operations		2,919,553	398,257	3,317,810
Other income (expenses), net	(d)	(344,867)	30,147	(314,720)
CFC, net	(f,h)	394,804	(740,537)	1,135,341
Income before income tax		2,179,882	(312,133)	1,867,749
Income tax	(i)	865,940	129,479	736,461
Consolidated net income		1,313,942	(182,654)	1,131,288
Result from foreign exchange currency conversion		(2,284)	-	(2,284)
Changes in Derivatives Financial Valuation	(f,i)	58,950	(20,308)	38,642
		1,370,608	(202,962)	1,167,646

Notes to the reconciliation of Shareholders Equity and integral result:

a)      Elimination of accumulated inflation effects.

b)      Reclassification of advances to suppliers.

c)      Recognition of the fair value of property and equipment acquired through business combination.

d)      Recognition of the fair value of certain items of property and equipment in accordance to appraisal measurement.

e)      Reclassification of debt issuance costs from other assets to current debt.

f)       Adjustment to fair value of derivative financial instruments.

g)      Elimination of the severance payments provision in the labor obligations accrual.

h)      Elimination of financial costs not capitalized in accordance to IFRS.

i)       Deferred income taxes effects from IFRS adjustments described from bullets a) to h).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 23 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer